Exhibit 99.(14)(a)

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of

Jennison Sector Funds, Inc.:

We consent to the incorporation by reference, in this registration statement on Form N-14, of our report dated January 21, 2005 on the statement of assets and liabilities, including the portfolio of investments, of the Jennison Technology Fund of Jennison Sector Funds, Inc. (hereafter referred to as the “Fund”) as of November 30, 2004, and the related statement of operations, the statement of changes in net assets and the financial highlights for the year then ended.  These financial statements and financial highlights and our report thereon are included in the Annual Report of the Fund as filed on Form N-CSR.

We also consent to the reference to our firm under the heading “Independent Registered Public Accounting Firm” in this registration statement on Form N-14.

/s/ KPMG LLP
KPMG LLP

New York, New York

June 10, 2005